November 2, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Loan Lauren P. Nguyen
    Sonia Bednarowski

Re:	The PAWS Pet Company, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October, 2011
File No. 333-175026
Amendment No. 6 to Form 8-K
Filed October 13, 2011
File No. 333-130446

Dear Ms. Nguyen and Ms. Bedbarowski:

We are counsel to The PAWS Pet Company, Inc. f/k/a Pet Airways, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated October 26, 2011 (the “Comment Letter”) relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on October 13, 2011 (“Amendment No. 3”) and Amendment No. 6 to the Company’s Current Report on Form 8-K filed on October 13, 2011 (“8-K Amendment No. 6”). Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 4 to the Company’s Registration Statement on Form S-1 (“Amendment No. 4”) and Amendment No. 7 to the Company’s Current Report on Form 8-K (“8-K Amendment No. 7”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Form S-1

Prospectus Summary, page 5

1.
Please revise to move your disclosure regarding the amount of additional working capital you require to continue your operations for the next 12 months and your disclosure that you will not receive any proceeds from this offering to the second paragraph on page five.  In addition, please move your disclosure regarding the amount in penalties you have paid to date and the amount you will have to pay until the registration statement is declared effective to the beginning of your disclosure regarding your securities purchase agreement in the third paragraph on page five as the respective disclosure seems related to the current disclosure on page five.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 4 to move the referenced disclosure on page 5 as requested by the Staff.

2.
Your prospectus summary should be brief and clear.  As such, please provide subheadings to describe the recent transactional developments at your company on page five and provide clear disclosure describing such transactions.  Please refer to Instruction to 503(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 5 to include subheadings and provide clear disclosure regarding such transactions.

The Offering, page 7

3.
Please revise to remove the words “[t]he maximum amount of proceeds that we may receive from the exercise of all warrants held by the selling security holder is $20,886,241” from the Use of Proceeds section on page seven and page 14 as this sentence refers to underlying shares of common stock that are not included in this offering or advise.

Response:

In response to the Staff’s comment, the Company has removed the referenced language from page 7 of Amendment No. 5.

Risk Factors, page 7

We have experienced a history of losses, page 7

4.
We note that your current monthly cash burn rate is between $20,000 and $35,000.  However, we note disclosure on page four which states that you incur $36,000 to $40,000 per week on the Los Angeles to New York to Los Angeles route and $53,000 to $63,000 per week for the Los Angeles to Fort Lauderdale to Los Angeles route.  Please revise to disclose your monthly “burn rate” or advise.  Please revise the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, as applicable.

Response:

The cash burn rate is calculated by taking the cash generated from operations less the Company’s monthly operating expenses. The Company has revised its disclosure in Amendment No. 5 to clarify how the burn rate is calculated.

We do not own our own aircraft, page 8

5.
We note your response to our prior comment two and reissue in part.  Please revise to clarify that the costs of complying with FAA regulations may be imputed to you as you do not have a written agreement.

   Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 8 to clarify that the costs of complying with FAA regulations may be imputed to the Company as it does not have a written agreement with Suburban Air.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 26

6.	We note your response to our prior comment 10 and reissue in part. Please revise the third paragraph on page 26 to replace the word “lounges” as this appears to be marketing language.

Response:

In response to the Staff’s comment, the Company has revised the third paragraph on page 26 to replace the word “lounges” with “airport facilities.”

Business, page 28

7.	We note your response to our prior comment three and reissue in part. Please revise to disclose here the costs to configure the aircrafts to carry pets.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 28 to disclose the costs to configure the aircrafts to carry pets.

8.
We note your response to our prior comment eight and reissue in part.  Please revise to disclose the material terms of your agreements with Dyson and with Vet Pets Insurance.  In addition, please revise to describe your plans to market your services to Vet Pets Insurance policyholders and your plans to market Intellicell’s stromal vascular fraction solution, including a timeline and the costs associated with such marketing plans.  Also provide a brief explanation of the uses of “stromal vascual fraction solution.”

Response:

The Company has disclosed all material terms of its agreements with Dyson and Vet Pets Insurance. The Company has agreed to promote Vet Pets Insurance products at no cost to Vet Pets on its website and Vet Pets has agreed to promote the Company’s products and services in its newsletters. The Company’s website currently contains a link to the Vet Pets website and expects that the Pet airways promotional materials will be featured in a vet Pets newsletter within the next six months. . In addition, the Company has provided a brief explanation of the uses of stromal vascular fraction solution on page 29 of Amendment No. 5.

9.	We note your reference to your newsletters in the fourth paragraph on page 29. Please advise as to whether you currently send out newsletters or if you intend to send out newsletters in the future.

Response:

The Company currently sends out newsletters which contain special offers, promotions and news updates regarding the Company. Individuals can sign up for the Company’s newsletter at the Company’s website. The newsletters are reviewed to ensure that they do not contain any material non-public information.

Form 8-K

Risk Factors, page 10

Our controlling stockholders hold a significant percentage of our outstanding voting, page 17

10.
Please reconcile your disclosure on page 17 that Mr. Dan Wiesel and Ms. Alysa Binder are the beneficial owners of approximately 41% of your outstanding voting securities with your disclosure on page 13 of Amendment No. 3 to your Form S-1 filed on October 13, 2011 that they are the beneficial owners of approximately 39% of your outstanding voting securities.

Response:

In response to the Staff’s comment, the Company to reconcile its disclosure on page 17 of Amendment No. 7 with its disclosure on page 13 of Amendment No. 4 to clarify that Mr. Dan Wiesel and Ms. Alysa Binder are the beneficial owners of approximately 39% of the Company’s outstanding voting securities.

Recent Sales of Unregistered Securities, page 37

11.
We note your response to our prior comment 14 and reissue.  Please revise throughout to clarify that your Form 8-K is not part of your registration statement or prospectus.  For example, on page 10, you refer to the “other information in this prospectus,” on page 16, you state that “if the registration statement of which this prospectus is a part” and that “[o]nce the registration statement, of which this prospectus forms a part,” on page 18, you state “and elsewhere in this prospectus,” on page 38, you state that “the individuals and entities to which we issued securities as indicated in this section of the registration statement are unaffiliated with us” and, on page 40, you state “[t]he initial registration statement, of which this prospectus is a part.”

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (609) 895-6719.

Very truly yours,

/s/ Sean F. Reid

Sean F. Reid

cc: Daniel Wiesel